UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Syntel, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87162H103

(CUSIP Number)

R. S. Ramdas

1001 Brickell Bay Drive, Suite 3102/8

Miami, FL 33131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 09, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 87162H103	13D

1.	Name of Reporting Persons Rakesh Vij
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) -0-%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 87162H103	13D

1.	Name of Reporting Persons NS Trust dated February 28, 1997 I (“Trust I”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida Irrevocable Trust
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) -0-%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 87162H103	13D

1.	Name of Reporting Persons NS Trust dated February 28, 1997 II (“Trust II”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida Irrevocable Trust
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) -0-%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 7 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on January 10, 2005, as amended by Amendment No. 1 filed on January 10, 2005, Amendment No. 2 filed on January 9, 2006, Amendment No. 3 filed on February 15, 2006, Amendment No. 4 filed on August 12, 2009, Amendment No. 5 filed on September 18, 2015, and Amendment No. 6 filed on July 24, 2018 on behalf of the undersigned (the “Schedule 13D”). This Amendment No. 7 is the final amendment to the Schedule 13D and is an exit filing. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On October 09, 2018, the Issuer consummated the merger (the “Merger”) contemplated by the Agreement and Plan of Merger (“Merger Agreement”), dated July 20, 2018 by and among Syntel, Atos S.E., a société européenne (European company) organized under the laws of France (“Parent” or “Atos”), and Green Merger Sub Inc., a Michigan corporation and a wholly-owned subsidiary of Parent. Upon completion of the Merger the Issuer became a wholly-owned subsidiary of Parent and each outstanding share of common stock, no par value per share, of the Issuer (“Common Stock”) was converted into the right to receive $41.00 in cash, without interest. As a result of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

Clauses (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b)

As a result of the Merger, the Reporting Persons ceased to be the beneficial owners of any shares of Common Stock.

(c)

Please see Item 4 above. On October 9, 2018, the Reporting Persons received the right to receive $41.00 in cash consideration, without interest, for each share of Common Stock that was cancelled and extinguished and converted into the right to receive $41.00 in cash, without interest, in accordance with the Merger Agreement.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on October 9, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

The responses to Item 4 and Item 5 above are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 11, 2018

/s/ Rakesh Vij
Rakesh Vij

NS Trust dated February 28, 1997 I (“Trust I”)

/s/ Rakesh Vij
Rakesh Vij, Co-Trustee

/s/ Bharat Desai
Bharat Desai, Co-Trustee

NS Trust dated February 28, 1997 II (“Trust II”)

/s/ Rakesh Vij
Rakesh Vij, Co-Trustee

/s/ Bharat Desai
Bharat Desai, Co-Trustee